UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 9, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

POLL RESULTS OF THE EGM HELD ON 9 NOVEMBER 2012

The Board announces the poll results of the EGM held in Shanghai, the PRC on Friday, 9 November 2012.

Reference is made to the notice dated 24 September 2012 (the “Notice”) and the supplemental notice dated 20 October 2012 (the “Supplemental Notice”) regarding the 2012 extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) held on Friday, 9 November 2012. Terms defined in the Notice and the Supplemental Notice shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE EGM

The EGM was held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the PRC on Friday, 9 November 2012. Shareholders representing 8,897,129,323 shares of the Company were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association.

There were no shares entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). CEA Holding and CES Global, holding 6,758,750,000 Shares in aggregate, were required to abstain, and have abstained, from voting in respect of Resolution Nos. 1, 2, 3, 4, 10 and 12, and certain Shareholders holding 19,272 Shares in aggregate were required to abstain, and have abstained, from voting in respect of Resolution Nos. 6, 7 and 13. As such: (i) Shareholders representing 4,517,788,860 Shares were entitled to attend and vote on Resolution Nos. 1, 2, 3, 4, 10 and 12, and Shareholders representing 2,138,379,323 shares out of such 4,517,788,860 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution Nos. 1, 2, 3, 4, 10 and 12; (ii) Shareholders representing 11,276,519,588 Shares were entitled to attend and vote on Resolution Nos. 6, 7 and 13, and Shareholders representing 8,897,129,323 shares out of such 11,276,519,588 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution Nos. 6, 7 and 13; and (iii) Shareholders representing 11,276,538,860 Shares (i.e. the Company’s entire issued share capital) were entitled to attend and vote on Resolution Nos. 5, 8, 9 and 11, and Shareholders representing 8,897,129,323 shares out of such 11,276,538,860 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution Nos. 5, 8, 9 and 11.

Each resolution proposed for approval at the EGM was taken by poll.

PricewaterhouseCoopers, the auditors of the Company, were appointed as the scrutineer for the purpose of vote-taking at the EGM. The poll results in respect of the resolutions proposed for approval at the EGM were set out as follows:

			Total number of shares
			represented by votes
			For
			(Approximate
			%*)	Against	Abstain

SPECIAL RESOLUTIONS
1.	“THAT, the “Proposal for the non-public issuance of A Shares to specific placees by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公司向特定對象非公開發行A股股票方案的議案》 ” be and is hereby approved, ratified and confirmed term by term. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.

	Accordingly, conditional upon the passing of the special resolution in relation to the approval of the H Shares Subscription as further described in Resolution No. 2 below, the terms and conditions of, and implementation of the transactions contemplated under, the A Shares Subscription Agreement (including but not limited to the issue of 241,547,927 new A Shares by the Company to CEA Holding and the issue of 457,317,073 new A Shares by the Company to CES Finance pursuant to the A Shares Subscription Agreement) be approved, ratified and confirmed.

	The major details of the aforesaid plan in Resolution No. 1 are as follows:

	(1)	Class of shares to be issued and the nominal value	2,137,680,432	572,891	126,000
			(99.9673%)
		A Shares with par value of RMB1.00 each;

	(2)	Method of issue	2,137,680,532	559,491	139,300
			(99.9673%)
		Non-public offering and will be issued accordingly within 6 months to specific placees after the approval from CSRC has been obtained;

	(3)	Target subscriber and method of subscription	2,137,806,532	559,491	13,300
			(99.9732%)
		The Company’s controlling shareholder CEA Holding and its wholly owned subsidiary CES Finance;

		The subscription price shall be paid in cash;

		Total number of shares
		represented by votes
		For
		(Approximate
		%*)	Against	Abstain

(4)	Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price	2,137,680,232 (99.9673%)	685,791	13,300

	The date of determination of the subscription price of the non- public issue of A Shares is the publication date of the announcement regarding the resolutions passed at the eighteenth ordinary meeting of the sixth session of the Board.

	The subscription price is RMB3.28 per A Share, being 90% of the average trading price of A Shares during the 20 trading days immediately prior to the date of determination of the subscription price. Such average trading price is the total turnover of A Shares during the 20 trading days immediately prior to the date of determination of the subscription price divided by the total trading volume of A Shares during the 20 trading days immediately prior to the date of determination of the subscription price.

	In this section, trading days means days on which both the Shanghai Stock Exchange is open for dealing or trading in securities, and the A Shares of the Company are available for dealing or trading on the Shanghai Stock Exchange.

(5)	Number of shares to be issued and issue size	2,137,680,532	559,491	139,300
		(99.9673%)
	698,865,000 new A Shares, of which 241,547,927 new A Shares will be issued to CEA Holding with a total subscription price of RMB792,277,200.56 and 457,317,073 new A Shares will be issued to CES Finance with a total subscription price of RMB1,499,999,999.44; The total proceeds of the non-public issue of A Shares will be RMB2,292,277,200;

(6)	Lock-up period arrangement	2,137,665,182	559,791	139,300
		(99.9673%)
	The new A Shares to be subscribed for by CEA Holding and CES Finance shall not be disposed of within 36 months from the date of the completion of the issue;

(7)	Place of listing	2,137,675,532	559,491	139,300
		(99.9673%)
	The new A Shares shall be listed on the Shanghai Stock Exchange after the lock-up period;

					Total number of shares
					represented by votes
					For
					(Approximate
					%*)	Against	Abstain

(8)	Use of proceeds				2,137,680,532	559,491	139,300
					(99.9673%)
	After deduction of the relevant expenses, the total proceeds are intended to be used to repay existing financial institution loans, the detailed arrangement of which is set out as follows:

	No.	Financial institution	Loan balance (note)	Payment
				due date
			(RMB)

	1	Shanghai Changning branch of Bank of Communications	100,000,000.00	2013-3–21
	2	Shanghai Changning branch of Industrial and Commercial Bank of China	500,000,000.00	2013-3–27
	3	Shanghai Changning branch of Industrial and Commercial Bank of China	200,000,000.00	2013-4–1
	4	Zhonghai Trust Co., Ltd.	1,000,000,000.00	2013-4–19
	5	Zhonghai Trust Co., Ltd.	1,000,000,000.00	2013-6–10
	6	Zhonghai Trust Co., Ltd.	1,000,000,000.00	2013-6–20
	7	Shanghai branch of The Export-Import Bank of China	500,000,000.00	2013-6–25

		Total	4,300,000,000.00

	Note:	Representing the balance of the Company’s existing unpaid loans as at the date of the meeting of the Board convened for the purpose of considering the non-public issue of A Shares (i.e. 11 September 2012).

	The Company shall use the proceeds raised from the non-public issue of A Shares to repay the existing unpaid financial institution loans in the order listed in the table above. The Company shall raise funds on its own if the proceeds raised from the non-public issue of A Shares is insufficient to repay the above listed loans. Any remaining balance of the proceeds raised after the Company repays the above unpaid loans in accordance with the method described above shall be used to supplement the working capital of the Company.

			Total number of shares
			represented by votes
			For (Approximate %*)	Against	Abstain

	(9)	Arrangement of retained profits	2,137,675,532	559,491	139,300
			(99.9673%)
		The retained profits prior to the issuance of new A Shares will be shared among the existing and new Shareholders; and

	(10)	Validity period of this Resolution	2,137,675,532	559,491	139,300
			(99.9673%)
		12 months from the date of passing this Resolution at the shareholders’ general meeting of the Company.”

2.		“THAT, the “Proposal for the non-public issuance of H Shares to specific placees by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公司向特定對象非公開發行H股股票方案的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.	2,137,680,432 (99.9673%)	555,527	143,364

		Accordingly, conditional upon the passing of the special resolution in relation to the approval of the A Shares Subscription as further described in Resolution No. 1 above, the terms and conditions of, and implementation of the transactions contemplated under, the H Shares Subscription Agreement (including but not limited to the issue of 698,865,000 new H Shares by the Company to CES Global pursuant to the H Shares Subscription Agreement) be approved, ratified and confirmed.”

3.		“THAT, the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公司非公開發行A股股票預案的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”	2,137,680,532 (99.9673%)	555,427	143,364

4.		“THAT, the “Approval for implementation of the A Shares Subscription Agreement and the H Shares Subscription Agreement 《關於批准實施〈A股認購協議〉和〈H股認購協議〉的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”	2,137,680,532 (99.9673%)	555,427	143,364

5.		“THAT, the proposed amendments to the Articles of Association as set out in Part I of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement and/or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to amend the relevant provisions in the Articles of Association, sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting such amendments.”	8,896,430,432 (99.9921%)	555,527	143,364

6.		“THAT, to consider and approve the proposal of “H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited (Draft) 《中國 東方航空股份有限公司H股股票增值權計劃(草案) 》”.”	8,825,074,632 (99.9165%)	7,234,177	143,364

		Total number of shares
		represented by votes
		For (Approximate %*)	Against	Abstain

7.	“THAT, to consider and approve the proposal of “Initial Grant Scheme of the H Shares Appreciation Rights of China Eastern Airlines Corporation Limited (Draft) 《中國東方航空股份有限公司H股股票增值權首次授予計劃(草案)》”.”	8,825,074,632 (99.9165%)	7,234,177	143,364

ORDINARY RESOLUTIONS

8.	“THAT, the “China Eastern Airlines Corporation Limited satisfies the conditions for non-public issuance of A Shares to specific placees《關於中國東方航空股份有限公司符合向特定對象非公開發行A股股票條件的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”	8,896,430,432 (99.9921%)	555,527	143,364

9.	“THAT, the “Explanation on the Use of the Proceeds of the Previous Fund Raising Activities 《關於前次募集資金使用情況的說明的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”	8,896,433,032 (99.9922%)	552,927	143,364

10.	“THAT, the “Authorization to the Board and its authorised representative(s) at the Shareholders’ meeting to proceed with the matters relating to the non- public issuance of A Shares and the non-public issuance of H Shares 《關於提請股東大會授權董事會及其授權人士全權辦理本次非公開發行A股股票和非公開發行H股股票的相關事宜的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.	2,133,884,432 (99.9668%)	565,527	143,364

	Accordingly, conditional upon:

	(i) the passing of the special resolution in relation to the approval of the A Shares Subscription as further described in Resolution No. 1 above; and

	(ii) the passing of the special resolution in relation to the approval of the H Shares Subscription as further described in Resolution No. 2 above,

	the Directors be and are hereby authorized to sign all such documents and/ or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 and Resolution No. 2 above or any matter incidental thereto, including but not limited to the following:

	(1) to formulate and implement specific plans according to terms and conditions set out in Resolution No. 1 and Resolution No. 2 above and the specific circumstances at the time of issuance of the new A Shares and the new H Shares;

Total number of shares
represented by votes
		For (Approximate %*)	Against	Abstain

(2)	in the event of changes in the policies of the relevant regulatory authorities in relation to the non-public issuance of shares or changes in the market conditions, to make appropriate adjustments to such plans as described in Resolution No. 1 and Resolution No. 2 above;

(3)	to amend the proposals in relation to the issuance of new A Shares and new H Shares and the use of proceeds, and to approve and execute corresponding amendments to the relevant financial reports and other application documents according to the requirements of the governing authorities and regulatory authorities;

(4)	where necessary, to enter into any share subscription agreements and supplemental agreements (if applicable) or other relevant legal documents with each of CEA Holding, CES Finance and/or CES Global and decide their respective effective date;

(5)	to handle the relevant application issues arising from the issuance of new A Shares and new H Shares in accordance with the policies of relevant governing authorities;

(6)	to make consequential amendments to the provisions in relation to the issuance of new A Shares and new H Shares in the Articles of Association (as set out in Part II of Appendix I of the Circular) and register the same with the Administration for Industry and Commerce; and to handle relevant registration, lock-up and application for listing of the new A Shares with the Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited and the relevant registration and application for listing of the new H Shares with the Stock Exchange after the completion of the issuance of the new A Shares and new H Shares;

(7)	to the extent permitted by applicable laws, regulations, relevant constitutional documents and the Articles of Association, to handle all other matters incidental to the issuance of new A Shares and new H Shares; and

(8)	the authorizations described in paragraphs (1) to (7) above shall be valid for a period of 12 months from the date of passing of this Resolution, and that the authorized representative(s) of the Board under this Resolution be the Chairman and/or the Vice-Chairman of the Company.”

		Total number of shares
		represented by votes
		For (Approximate %*)	Against	Abstain

11.	“THAT, the “Feasibility Report on the Use of Proceeds Raised from the Non- public Issuance of A Shares 《關於本次非公開發行A股股票募集資金使 用可行性報告的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”	8,892,639,432 (99.9921%)	555,427	143,464

12.	“THAT, the “Waiver at the Shareholders’ meeting in relation to the requirement of a general offer by China Eastern Air Holding Company and its concert parties 《關於提請股東大會批准中國東方航空集團公司及一 致行動人免於發出要約收購的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”. Accordingly, CEA Holding and its concert parties are waived by the Shareholders from having to make a general offer to all the Shareholders to acquire their shares in the Company, and such waiver be and is hereby approved, ratified and confirmed.”	2,133,888,446 (99.9672%)	560,427	139,400

13.	“THAT, to consider and approve the “Proposal to grant authorization at the general meeting to the Board to deal with the relevant matters in relation to the H Shares Appreciation Rights Scheme《關於提請股東大會授權董事會辦理H股股票增值權計劃相關事項的議案》”.”	8,821,292,596 (99.9165%)	7,234,177	139,400

*	The percentage of voting is based on the total number of shares held by Shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

Note:	The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
9 November 2012

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